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ANNUAL AUDITED REPORT
FORM X-17A-5 ~~X~~
PART III

SEC FILE NUMBER
8-33944

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __April 1, 2018__ AND ENDING __March 31, 2019__
                                           MM/DD/YY   MM/DD/YY

SEC Mail Processing Section MAY 29 2019 Washington DC 406 (stamp)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordon, Haskett Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__441 Lexington Avenue__
                                     (No. and Street)

__New York__   __NY__   __10017__
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Michael E. Haskett__   __212-883-0600__
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Raich Ende Malter & Co. LLP__
                        (Name – if individual, state last, first, middle name)

Mail Processing SEC Section 2019 Washington DC 406 (stamp)

__100 Campus Drive, Suite 106__   __Florham Park__   __NJ__   __07932__
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___Michael E. Haskett_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Gordon, Haskett Capital Corporation_____, as of _____March 31__, 20_19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CHAIRMAN
_____
Title

_____
Notary Public

MARK B. BORTECK
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02BO4626868
Qualified in Westchester County
Commission Expires August 31, 2022

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Management statement regarding compliance with Exemptive Provisions of SEC Rule 15c3-3.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GORDON, HASKETT CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2019

(FILED PURSUANT TO RULE 17a-5(e)(3) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)
AS A PUBLIC DOCUMENT

GORDON, HASKETT CAPITAL CORPORATION
TABLE OF CONTENTS
MARCH 31, 2019



100 Campus Drive, Suite 106
Florham Park, NJ 07932
973.267.4200
973.984.9634 (fax)
cpa@rem-co.com

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Offices in New York City, Long Island, New Jersey & Cayman Islands

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Gordon, Haskett Capital Corporation
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gordon, Haskett Capital Corporation as of March 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Gordon, Haskett Capital Corporation as of March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Gordon, Haskett Capital Corporation's management. Our responsibility is to express an opinion on Gordon, Haskett Capital Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gordon, Haskett Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RAICH ENDE MALTER & CO. LLP
We have served as Gordon, Haskett Capital Corporation's auditor since 2012.
Florham Park, New Jersey
May 24, 2019

GORDON, HASKETT CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2019

ASSETS

Cash and cash equivalents	$ 809,074
Clearing deposit	200,000
Commissions receivable	62,214
Furniture and equipment (net of accumulated depreciation of $253,681)	-
Total assets	**$ 1,071,288**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 35,000
Due to related party	6,395
Total liabilities	41,395
Stockholders' equity	
Common stock, par value $.01 per share	
Authorized: 1,000 shares	
Issued and outstanding: 96 shares	1
Additional paid-in capital	5,543,050
Accumulated deficit	(4,513,158)
Total stockholders' equity	1,029,893
Total liabilities and stockholders' equity	$ 1,071,288

See notes to financial statement.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Gordon, Haskett Capital Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company, like other securities industry entities, is affected by economic and political conditions.

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, and clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Presentation

The accompanying financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include short-term money market funds and highly-liquid debt instruments purchased with an original maturity of three months or less when purchased.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

The fair value methodology prioritizes techniques used to measure fair value into three broad levels:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

- Level 3 – Valuations are based on inputs that are unobservable and significant to overall fair value measurement.

Income Taxes

The Company has elected, by unanimous consent of its stockholders, to be taxed under the provisions of subchapter "S" of the Internal Revenue Code and reports its taxable income on a cash basis for each calendar year. Under those provisions, the Company does not provide for federal and state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. However, the Company is subject to New York City corporate taxes. At March 31, 2019, the Company has New York City net operating loss carryforwards of approximately $5,100,000 expiring in 2025 through 2034, giving rise to a deferred tax asset of $487,000 offset by a contra valuation allowance in the same amount. The valuation allowance decreased by $6,000 for the year ended March 31, 2019.

The Company recognizes the tax benefits of uncertain tax positions only where the positions are "more likely than not" to be sustained assuming examination by tax authorities and determined to be attributed to the Company. The determination of attribution, if any, applies for each jurisdiction where the Company is subject to income taxes on the basis of tax laws and regulations of the jurisdiction. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management's estimate which is zero as of March 31, 2019.

Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded for related tax positions taken on returns filed for open years 2015-2017, or expected to be taken in year 2018 tax returns. The Company identifies its major tax jurisdictions as U.S. Federal, New York State and New York City where the Company operates. The Company is not aware of any tax positions for which is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of interest expenses. As of March 31, 2019, the Company has no accrued interest or penalties related to uncertain tax positions.

Furniture and Equipment

Furniture and equipment consists of computers, and furniture and fixtures which are recorded at cost and depreciated over their useful lives of five years. Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized.

Note 2 – Fair Value Measurements of Securities Owned

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The inputs and methodology used for valuing the following securities are not necessarily an indication of the risk associated with investing in those securities. Money market funds are valued at net asset value, which represents amortized cost.

Description	Level 1	
Money Market Funds	$ 809,074	Reported as cash equivalents

Note 3 - Furniture and Equipment

The components of furniture and equipment are as follows:

Office equipment	$ 212,412
Furniture and fixtures	41,269
	253,681
Less: Accumulated depreciation	(253,681)
	$ - 0 -

Note 4 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2019, the Company had net capital of $1,013,711 which exceeded the requirement of $50,000 by $963,711. The Company's net capital ratio was 0.04 to 1.

Note 5 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.